

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 25, 2010

Jerry Pascucci
President & Director
Citigroup Diversified 2000 Futures Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

       Re: Potomac Futures Fund L.P.
              Form 10-K for Fiscal Year Ended
              December 31, 2008
              Filed March 31, 2009
              File No. 000-50735

Dear Mr. Pascucci:

      We have completed our review of your filing and have no further comments at this time.

                        Sincerely,

                        Jennifer Gowetski
                        Senior Counsel